SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   'Additional Listing'

7 November 2011

AVIVA SCRIP DIVIDEND SCHEME - APPLICATION TO LIST SHARES

Application has been made to The UK Listing Authority and The London Stock Exchange for 41,996,357 ordinary shares of 25 pence each to trade on The London Stock Exchange and to be admitted to The Official List. These shares will rank pari passu with the existing ordinary shares.

These ordinary shares are to be issued as a Scrip Dividend alternative to receiving a cash dividend in respect of the 2011 interim dividend and dealings are expected to commence on 17 November 2011.

- ends –

Contact:-

Kirstine Cooper, Group General Counsel
Telephone: +44 207 662 6646
Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ
Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   07 November, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary